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                                                                 Exhibit (15)(b)


                                   Schedule E
                                     to the
                             Distribution Agreement
                        between The Riverfront Funds and
                     BISYS Fund Services Limited Partnership
                        dated as of _______________, 1997

              INVESTOR B DISTRIBUTION AND SHAREHOLDER SERVICE PLAN
              ----------------------------------------------------

         This Plan (the "Investor B Plan") constitutes a distribution and shareholder service plan of The Riverfront Funds, an Ohio business trust (the "Fund"), adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Investor B Plan relates to the Investor B Shares of those investment portfolios identified on Schedule D to the Fund's Distribution Agreement and as amended from time to time (the "Investor B Plan Portfolios").

         SECTION 1. Each Investor B Plan Portfolio is authorized to pay to BISYS Fund Services Limited Partnership, an Ohio limited partnership and the distributor (the "Distributor") of the Fund's shares of beneficial interest, without par value, of its Investor B class (the "Investor B Shares"):

                  (a) a distribution fee in an amount not to exceed on an annual basis .75% of the average daily net asset value of the Investor B Shares of such Investor B Plan Portfolio (the "Distribution Fee") for:
         (i) (a) efforts of the Distributor expended in respect of or in furtherance of sales of Investor B Shares, and (b) to enable the Distributor to make payments to banks and other institutions and broker/dealers (a "Participating Organization") for distribution assistance pursuant to an agreement with the Participating Organization; and (ii) reimbursement of expenses (a) incurred by the Distributor, and (b) incurred by a Participating Organization pursuant to an agreement in connection with distribution assistance including, but not limited to, the reimbursement of expenses relating to printing and distributing prospectuses to persons other than Shareholders of an Investor B Plan Portfolio, printing and distributing advertising and sales literature and reports to Shareholders for use in connection with the sales of Investor B Shares, processing purchase, exchange and redemption requests from customers and placing orders with the Distributor or the Fund's transfer agent, and personnel and communication equipment used in servicing Shareholder accounts and prospective shareholder inquiries; and

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                  (b) a service fee in an amount not to exceed on an annual
         basis .25% of the average daily net asset value of the Investor B Shares of such Investor B Plan Portfolio (the "Service Fee") for: (i)
         (a) efforts of the Distributor expended in servicing shareholders holding Investor B Shares, and (b) to enable the Distributor to make payments to a Participating Organization for shareholder services pursuant to an agreement with the Participating Organization; and (ii) reimbursement of expenses (a) incurred by the Distributor, and (b) incurred by a Participating Organization pursuant to an agreement in connection with shareholder service including, but not limited to personal, continuing services to investors in the Investor B Shares of an Investor B Plan Portfolio, providing sub-accounting with respect to Investor B Shares beneficially owned by customers or the information necessary for sub-accounting, arranging for bank wires, and providing office space, equipment, telephone facilities and various personnel including clerical, supervisory and computer, as is necessary or beneficial in connection therewith.

For purposes of the Investor B Plan, a Participating Organization may include any of the Distributor's affiliates or subsidiaries.

         SECTION 2. The Distribution Fee and the Service Fee shall be paid by the Investor B Plan Portfolios to the Distributor only to compensate or to reimburse the Distributor for payments or expenses incurred pursuant to Section 1.

         SECTION 3. The Investor B Plan shall not take effect with respect to the Investor B Shares of an Investor B Plan Portfolio until it has been approved by a vote of the initial Shareholder of the Investor B Shares of such Investor B Plan Portfolio.

         SECTION 4. The Investor B Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of both (a) the Trustees of the Fund, and (b) the Independent Trustees of the Fund cast in person at a meeting called for the purpose of voting on the Investor B Plan or such agreement.

         SECTION 5. The Investor B Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Investor B Plan in Section 4.

         SECTION 6. Any person authorized to direct the disposition of monies paid or payable by the Investor B Plan Portfolios pursuant

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to the Investor B Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         SECTION 7. The Investor B Plan may be terminated at any time by vote of a majority of the Independent Trustees, or, with respect to an Investor B Plan Portfolio, by vote of a majority of the outstanding Investor B Shares of the Investor B Plan Portfolio.

         SECTION 8. All agreements with any person relating to implementation of the Investor B Plan shall be in writing, and any agreements related to the Investor B Plan shall provide:

                  (a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or, with respect to an Investor B Plan Portfolio, by vote of a majority of the outstanding Investor B Shares of the Investor B Plan Portfolio, on not more than 60 days' written notice to any other party to the agreement; and

                  (b) That such agreement shall terminate automatically in the event of its assignment.

         SECTION 9. The Investor B Plan may not be amended to increase materially the amount of the Distribution Fee and Service Fee permitted pursuant to Section 1 hereof without approval in the manner provided in Section 3 hereof, and all material amendments to the Investor B Plan shall be approved in the manner provided for approval of the Investor B Plan in Section 4.

         SECTION 10. As used in the Investor B Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of the Investor B Plan or any agreements related to it, and (b) the terms "assignment," "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Adopted by the Trustees of the Fund on May , 1997.

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